PORTAGE BIOTECH INC.

NEWS RELEASE

PORTAGE COMMENCES TRADING ON NASDAQ

- Trading of ordinary shares begins under the symbol "PRTG" -

Toronto, ON - (February 25, 2021) - Portage Biotech Inc. (CSE: PBT.U) (NASDAQ: PRTG) ("Portage" or the "Company") a clinical stage immuno-oncology company accelerating research and development to overcome immune resistance, today announced the commencement of trading of its ordinary shares on the NASDAQ Capital Market ("Nasdaq") under the symbol "PRTG." The Company's ordinary shares will continue to trade on the Canadian Securities Exchange (CSE).

As one of the largest exchanges in the world, listing on Nasdaq is considered a significant corporate milestone. Companies listed are obligated to meet and uphold stringent corporate governance, equity and market value requirements.

"Listing on the Nasdaq is an important step for Portage, one that we believe will increase our visibility in the marketplace, provide opportunities for institutional investors and enhance our ability to broaden our investor base," said Dr. Ian Walters, chief executive officer of Portage. "Obtaining this approval and commencing trading showcases our commitment to our investors and to the broader medical community through our unique approach to identifying and accelerating the development of the world's most compelling immuno-oncology solutions."

To learn more about Portage, please visit www.portagebiotech.com

About Portage Biotech Inc.

Portage is a clinical stage immuno-oncology company advancing first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. The Company's access to next-generation technologies coupled with a deep understanding of biological mechanisms enables identification of the most promising clinical therapies and product development strategies that accelerate the translation from the bench to human proof of concept. Portage's portfolio consists of five diverse platforms, leveraging delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these five platforms, Portage has 10 products currently in development with multiple clinical readouts expected over the next 12-24 months.

Forward-Looking Statements

This news release contains statements about the Company's information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:Media@portagebiotech.com

www.portagebiotech.com

Investor Relations

Chuck Padala chuck@lifesciadvisors.com

Media Relations

Kate Caruso-Sharpe kcaruso-sharpe@lifescicomms.com